UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Petsky Prunier Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Petsky 212-842-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petsky Prunier Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIANA NATALIE ROSALES
NOTARY PUBLIC-STATE OF TEXAS
COMM. EXP 08-19-2019
NOTARY ID [illegible]

[Signature]
Signature

Chief Financial Officer
Title

Adriana Natalie Rosales
Notary Public

Chief Compliance Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETSKY PRUNIER SECURITIES, LLC

SEC I.D. 8-67836

FINANCIAL STATEMENT

REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND REPORTS OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

Filed pursuant to SEC Rule 17a-5(e)(3) as a PUBLIC document.

PETSKY PRUNIER SECURITIES, LLC
Financial Statement
Required By Rule 17a-5 of
The Securities and Exchange Commission
and Reports of Independent Registered Public Accounting Firm
December 31, 2018



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Petsky Prunier Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Petsky Prunier Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Petsky Prunier Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Petsky Prunier Securities, LLC's management. Our responsibility is to express an opinion on Petsky Prunier Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Petsky Prunier Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman

Kamler, Lewis & Noreman LLP

We have served as Petsky Prunier Securities, LLC's auditor since 2005.

Great Neck, New York

February 27, 2019

PETSKY PRUNIER SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

Assets

Assets:

Cash and cash equivalents	$	1,296,563
Accounts receivable		258,000
Prepaid expenses		30,537
	$	1,585,100

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	740,209
Member's Equity		844,891
	$	1,585,100

The accompanying notes are an integral part of these financial statements.

Note 1 - Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed on July 15, 2005 under the laws of the State of New York. The Company was formed as a registered broker dealer. The membership agreement was amended effective September 1, 2014, whereas the former members contributed 100% of their interest, and is now owned by Petsky Prunier, LLC, the sole member of the Company. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification that was approved by the Financial Accounting Standards Board as being the single source of authoritative United States accounting and reporting standards.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturities of three months or less to be cash equivalents. At December 31, 2018, the Company was $1,081,585 in excess of the Federal Deposit Insurance Corporation limit.

Accounts Receivable

Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2018, there was no allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts payable and accrued expenses approximate their respective fair values at December 31, 2018.

Fair Value Measurements

Financial Accounting Standards Boards, Accounting Standard Codification 820 ("FASB ASC 820") defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition and Expenses

Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met. Expenses are recorded at the time incurred.

The Company is an investment bank focused on the advertising, marketing and digital media industries. Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

See footnote 6 for further revenue recognition disclosure.

Income Taxes

The Company, a limited liability company, includes its operations in the federal and state tax returns of its sole member. Accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes as its member is responsible for the taxable income. The Company, however, is subject to local New York City income taxes. The calculation of the income tax provision is determined under a Company policy which provides that current taxes are calculated on a separate return basis pursuant to a tax sharing agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three year statute of limitations and there are presently no ongoing tax examinations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new financial statement disclosures.

The ASU is effective for the Company as of December 15, 2018 under a modified retrospective approach or retrospectively to all periods a presented. The Company's implementation efforts included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies.

On January 1, 2018, the Company adopted Topic 606, using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. The Company analyzed the revenue from prior periods and determined no material adjustments to opening retained earnings and receivables were necessary as the updated guidance is consistent with our historical revenue recognition methodology.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Management of the Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

Note 3 - Related Party Transactions

The Company has a management services agreement with its sole member. Of the total expenses of $14,926,229 on the statement of income, $14,457,133 were payments to the Company's sole member. Other expenses of $469,096 were paid directly by the Company and not through the management service agreement. The Company made distributions of $19,713,982 to the sole member for the year ended December 31, 2018. The Company and its sole member have customers in common. The related party provides consulting services to these customers which may facilitate later transactions with the Company.

Note 3 – Related Party Transactions (continued)

The Company is a disregarded entity for Federal tax purposes. The Company's policy is to pay its proportionate share of the sole member's New York City Unincorporated Business Tax based upon the relative profits of the Company. For the year ended December 31, 2018, the sole member incurred tax expense totaling $577,273 of which $575,000 was paid directly to its sole member for its proportionate share of the New York City Unincorporated Business Tax. The remaining expense of $1,600, related to franchise fees, which were paid directly to the State of California.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2018, the Company had net capital of $556,354, which was $507,008 in excess of its required net capital of $49,347. The Company's ratio of Aggregate Indebtedness to Net Capital was 1.33 to 1.

Note 5 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note 6 - Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

Investment banking fees from securities related transactions are recognized when performance criterion in agreements are fully constrained under the respective agreements. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Note 6 - Revenue from Contracts with Customers (continued)

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for M&A advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. As funding occurs, the Company's clients have an obligation to inform the company of the amount and date of such funding, at which point, the Company issues an invoice and recognizes the revenue.

There are no deposits or other fees received from customers prior to recognizing revenue. The Company believes that the performance obligation is satisfied on the closing date of the transaction because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Revenue from contracts with customers

Investment Banking Fees

M & A Advisory Fees (Success Fees)	$35,285,650
Total revenue from contracts with customers	$35,285,650

Note 7 - Office and Administrative Services Agreement

The Company has an amended Office and Administrative Services Agreement ("Agreement") with its sole member, Petsky Prunier LLC ("PPLLC"), effective January 1, 2015. The Agreement requires management to allocate labor costs and certain general and administrative expenses based on the allocation methodology described in the Agreement.

The Agreement states that the Company shall reimburse PPLLC for labor costs that are directly related to the production of revenues by the Company. Labor costs are comprised of salaries paid to employees and associates of PPLLC. Management applies the allocation methodology, as defined in the Agreement, to match the associated salary costs with the revenues generated.

The Agreement states that PPLLC shall provide administrative support services, as defined, to the Company to facilitate the operations of its business. Management estimates a monthly management or service fee to be reimbursed by the Company. This amount is based on management's analysis of historical overhead costs.

The allocable costs of the administrative support provided by PPLLC are reimbursed through a monthly incremental allocation services fee, as defined in the Agreement, which is billed and paid monthly by Petsky Prunier Securities, LLC. Modifications to the service fee may be made by management periodically to adjust for unexpected costs or in anticipation of future expenditures.

Note 8 - Subsequent Events

The Company evaluated the possibility of subsequent events that may impact the financial statements through February 27, 2019, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustments to or disclosure in its financial statements.

On February 13, 2019, the Company's sole member, PPLLC, entered into an Asset Purchase Agreement with Canaccord Genuity Group, Inc., a British Columbia Corporation. The agreement excluded certain assets of PPLLC, including the Company, referred to in the agreement as the Broker-Dealer Subsidiary. No ownership of the Company has changed as a result of this transaction.